Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: July 31, 2025

The following communications were made by Palo Alto Networks, Inc. (“PANW”) in connection with the proposed acquisition of CyberArk Software Ltd. by PANW.

LinkedIn Post #1

The following communication was made available by PANW’s corporate account on LinkedIn on July 30, 2025.

Palo Alto Networks 1 624.613 fot owers 12h . ® + Follow Big news! Palo Alto Networks intends to acquire CyberArk !; In today’s world, managing identity isn”t enough. You have to secure it Every identity. whether human. machine, or AI agent is a potential target and requires robust protection. This security-first principle is why we are thrilled to announce our entry into a definitive agreement to acquire CyberArk, a leader in identity security, which will establish identity security as our new core platform. We’re excited, and we hope you are too! This is security for the AI era. See important information: https://bit.ly/ 45czf28 And get the details from our press release: https://bitly/ 4kZc01b paloalto H ~TWOR KS CYBERARK’ THE IDENTITY SECURITY COM PANY 7.417 181 comments ·1,110 reposts

LinkedIn Post #2

The following communication was made available by PANW’s Chief Product Officer on LinkedIn on July 30, 2025.

Lee Klarich @ · 3rd+ Follow Chu~f P oduct OF\Ce at Pa o ~to Networlcs g, . ® Our intent to acquire CyberArk is an industry-defining moment For too long, the identity category has been focused on hygiene, which IS no longer sufficient Our core behef is that the future of identity requires a security-first approach. and together. we w1ll extend the robust protection of privileged identity security to all identities-users. machines, and the new wave of autonomous AI agents. I’m excited to work with CyberArk’s incredible team at such a significant inflection point in the industry. They share our intense focus on innovat1on and execution - both of which will be critical as we look to build THE industry’s most complete security platform. https://bit.ly/4Sczf28 * paloC!!~9. CYBERARK’ THIIOENTIT’I’ lrCURITY COMPANY I 36 comments · 109 reposts

LinkedIn Post #3

The following communication was made available by PANW’s Chief Financial Officer on LinkedIn on July 30, 2025.

LinkedIn Post #4

The following communication was made available by PANW’s President, Next Generation Security, on LinkedIn on July 30, 2025.

Karim Temsamani 0 · 2nd President Next Generation Security at Palo Alto ~et\vorks 4h . ® + Follow A very exciting day today with Palo Alto Networks announcing its intent to acquire CyberArk. a leader in identity security. In the age of AI. where security permissions and policy are fundamental to your organization’s defense, our combined strengths will create the leading cybersecurity platform for securing AI - from managing access for agentic identities to security policy enforcement for AI apps and agents in runtime. The CyberArk acquisition will complement our industry-leading platformization strategy. with Identity Security becoming the next major pillar together with SASE, NetSec. Cloud Security and SecOps. See important information: https://bit.ly/45czf28 And get the details from our press release: https://bit.ly/4klc01b * paloalto® N ETW O RKS 4 comments · 8 repasts

X Post

The following communication was made available by PANW’s corporate account on X on July 30, 2025.

Palo Alto Networks @PaloAltoNtwks You wouldn't give a new employee a key to every room on day one. So why would you do it for an Al? We're excited to announce the entry into a definitive agreement to acquire @CyberAik, to give Al the right access, not "all" the access. See how we're securing the new workforce of Al agents. bit.ly/45czf28 -- paloalto Networks CYBERARK the Identity Security Leader 8:21 AM Jul 30, 2025 10.2K Views 4 26 53 6 Post your reply Reply Palo Alto Networks @PaloAltoNtwks 16h And get the details from our press release: paloato Networks paloaltonetworks.com Palo Alto Networks Announces Agreement to Acqu...... Will Create the End-to-End Security Platform for the Al Era NEWS SUMMARY: Will accelerate Palo Alto.

Instagram Post

The following communication was made available by PANW’s corporate account on Instagram on July 30, 2025.

Facebook

The following communication was made available by PANW’s corporate account on Facebook on July 30, 2025.

Palo alto Networks 15h Big news! Palo Alto Networks intends to acquire CyberArk In todays world, managing identity isnt enough. You have to secure it. Every identity, whether human, machine, or AI agent, is a potential target and requires robust protection. This security-first principle is why we are thrilled to announce our entry into a definitive agreement to acquire CyberArk, a leader in identity security, which will establish identity security as our new core platform. Were excited, and we hope you are too. This security for the AI era. See important information: https//bit.ly/45czf28 And get the details from our press release: https://bit.ly/4kZc01b paloalto networks CYBERARK THE IDENTITY SECURITY COMPANY 208 2 60

Bambu

The following communication was made available by PANW’s corporate account on Bambu on July 30, 2025.

Bloomberg

The following communication and transcript was made available by PANW’s corporate account on Bloomberg on July 30, 2025.

Transcript:

Ed Ludlow:

Nikesh, I’ll start with you, if I may. How much was this deal...

Nikesh Arora:

Sure.

Ed Ludlow:

And I want to focus on the technology landscape here. How much was this deal a direct response to the Wiz-Google deal and generally the domains the hyperscalers are focused on right now when it comes to security?

Nikesh Arora:

Well, I think these are very different transactions there. Look, from our perspective, if you look at the last two years, what’s gone on, what has gone on is that we’re seeing this huge conversation about AI. Now, most lately, and I just saw your segment prior to this, you guys are talking about billions of dollars being spent. Well, what’s those billions of dollars going to result in? The billions of dollars are going to result in tremendous amounts of AI adoption around the world on two vectors. One, we get very smart models out there that are going to be executed by companies. On the other side, there’s going to be tremendous amounts of agents out there that are going to start accomplishing tasks on our behalf.

Now, if you imagine the proliferation of agents for companies, for individuals, you’re creating a whole new attack surface from an identity perspective. The more agents, the more possibilities those agents can be hijacked, taken over and be used for cyber attacks. In that context, it became imperative for us, as a comprehensive cyber security player, to make sure we have the Identity solution in the market. And if you look at the market and the identity space, and we can talk more about it, the number one company who understands identity security in the world is CyberArk. So we think they’re poised at the right place to be able to capitalize on that opportunity of AI being deployed everywhere. At the same time, we need to have a platform that reacts in real-time, because AI is going to make it easier for attackers to go and attack people quickly. So from both those vectors, it became imperative for us to make a move and deliver an identity capability in our portfolio to make sure that we can secure our customers. So that’s why this makes sense.

Ed Ludlow:

Okay. Udi, if AI agent and the offering there is absolutely critical, what’s CyberArk going to get from this relationship being a part of Palo Alto Networks, particularly with your existing partnerships and customer base?

Udi Mokady:

Absolutely. Look, as the founder here, we had the vision that identity is a security problem, not a management problem, and then the attackers followed, and in 90% of attacks, that’s how they get in and also how they propagate. And as Nikesh said, there’s an inflection point, because you add on top of that, into that fire, you add machine identities and AI agents that behave like a machine, and they’re also relentless like a human, so they behave like a machine and are relentless like humans.

So we are excited to join Palo Alto because of the scale and the technology integrations that we can bring forward. We already have integrations that we started to work on as a partnership, and we just saw that Palo Alto, with its platforms, can correlate data, can leverage insights to stop attacks in seconds, and together, we can bring identity security to tens of thousands of organizations. At CyberArk, we’re proud to have 8,000 customers out there, Palo Alto has 70,000-plus customers, we have many joint channel partners, and together, we’re really going to go global.

Caroline Hyde:

Going global, Nikesh, and I get this from the platformization strategy that you have in particular, talk to us about the operating margin and how you ensure that that remains amplified, because you’ve done tuck-ins, you’re an acquisitive guy, how does this, in the longer term, feed profitability, feed the growth story of Palo Alto Networks?

Nikesh Arora:

Look, Caroline, I’ve always maintained, for the last seven years, if you want to be successful in enterprise, if you want to be a large enterprise software company, you have to scale. If you look at every enterprise company, look at the top 10, all those companies enjoy higher margins, and that’s driven by the efficiencies that they get from go-to-market and sales and marketing. I think the fact that we can work with CyberArk to work at three levels, one, we think there’s a huge opportunity in accelerating the top line for CyberArk and Identity with the partnership with Palo Alto. We have a global presence, we have more presence in Europe than they do, we have more presence in Asia-Pacific, we have product ideas together which allow us to innovate and drive the top line, coupled with the fact that we have a reasonably efficient backbone we run our infrastructure on and we’re pushing 28%, 29% margins, and we have set a target north of 30% for our company, that’s going to be a huge step up from where CyberArk operates and we think we can get them there and collectively perhaps aim for higher, not just on the margin side, but also on the cash flow side as a consequence of us being able to drive better margins.

So we think there’s synergies both in driving top line, there’s synergies in bringing our scale capabilities to CyberArk’s backbone and infrastructure, and I think we’ve already articulated that this is going to be both gross margin and revenue-accretive right from day one. In addition to that, we expect we’ll get to cash flow accretion in about FY28, but this doesn’t include all the go-to-market top line capabilities that we’re going to spend the next few months making sure we get them executed and implemented collectively, or be ready to execute in cases where we need to merge them together.

Caroline Hyde:

Udi, are the CEOs that you’ve been speaking to and the ones that you’re now going to win over with this combination, are they as aware of agentic AI’s risk factors as you think they should be?

Udi Mokady:

It’s the number one thing they’re hearing from their chief security officers when they ask and when board members ask, “What are you worried about now?” It’s the proliferation of agents, and like I said, relentless agents that want to get the job done. And of course, in any simulation of an attack, they find that identity is the source of how attacks get in. So identity is top priority for organizations already, and sprinkled with AI on top, it’s rising up there and it’s one of the biggest maybe top concerns for chief security officers and CIOs.

Ed Ludlow:

Nikesh, I spent all morning staring at CyberArk’s share price chart over the last few years. Even prior to reporting on the deal –

Nikesh Arora:

Did you stare at ours as well?

Ed Ludlow:

Yeah. So I’m sure you’ll tell me that this is worth every single penny, but just use it to say how pressing it was to get this deal done, the technology environment and the core competencies that you acquired, even the premium that you may be paying.

Nikesh Arora:

Again, six and a half, seven years ago, when I joined Palo Alto, we were an $18 billion market cap company. The only way we got where we did, north of $125, is by making sure we had a point of view of where the world’s going to go in the next three to five years, what do we need to have in terms of capability to make that happen, and we executed relentlessly towards it. I’m telling you today, the collective stock price of CyberArk and Palo Alto are at an all-time low, because the next five years from now, you will see the demand for a comprehensive security suite across multiple platforms, we are the only players in the industry who are going to be able to deliver that.

You’ll see a huge focus on identity, we haven’t even talked about how we can take what CyberArk does from eight million users to hundreds of millions of users. So from that perspective, we have to do this deal now. It’s going to take us six to nine months to close it, it’s going to take us 18 to 24 months to get the products in-play, in-line, to go out there and conquer this market. But we’re not going to get to a $250, $300 million market cap company if we don’t make these moves now and work relentlessly for the next five years to get there.

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding the benefits of the proposed transaction, statements related to the expected timing of the completion of the proposed transaction, PANW plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of

PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.

Palo Alto Networks Announces Intent to Acquire CyberArk

Jul 30, 2025 at 6:30 AM PDT

Webcast

Supporting Materials

Announcement Page

CEO Shareholder Letter

Investor Presentation

Press Release

Transcript

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding expected future business and financial performance, the expected future benefits to PANW, CyberArk, and their respective customers from completing the proposed transaction, the anticipated future integration of PANW’s and CyberArk’s capabilities and the benefits they will deliver, the expected completion of the proposed transaction, the expected timing for the completion of the proposed transaction, the expected accretion to free cash flow, revenue growth, and gross margin and the timing of the synergies from the proposed transaction, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time

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from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email -2- at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.

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